Exhibit 17.2

August 9, 2012

Greg Zahn
First Trinity Financial Corp
7633 East 63rd Place, Suite 230
Tulsa, OK 74133

Dear Greg:

Please find the attached continuation of my resignation letter which addresses your statements and continued fabrication of our discussions on my timeline to leave the board of First Trinity Financial Corporation.

I will address your statements with my own, which naturally do not reflect the same views.

First, the board brought the Chairman/CEO separation issue up in the midst of Chesapeake being urged to take similar action and in light of reforms to financial service companies that now in many situations require that companies explain to their shareholders if they chose to leave these two important positions under the control of one individual. Many of the board members voiced a concern and made several recommendations including establishing a Vice Chairman position to address the concern. You were obviously upset at this suggestion going so far as to state that if we didn’t trust you than you would sell your stock and leave the company.  My recollection was that this issue was not voted on as you stated in your letter.  I believe the action was to table the conversation for future discussion. This said, my letter reflected only “my concern” over your refusal to split these positions which many of us saw as protection for both you and the company.

Your list of companies that do maintain a combined Chairman/CEO structure is impressive but again lists partial information. Continental Resources is currently being sued by its shareholders over actions of its CEO/Chairman and some of the reforms that stockholders are being asked to consider is separation of the Chairman/CEO position which further validates my concern.

Your second point although not entirely incorrect (I did initiate the discussion), states that I told you I had time constraints that would prevent me from fulfilling my board duties. The part you again left out was that I mentioned this new venture was in the infant stages and not a certainty at that point.   As of today this venture is no longer an option. I only initiated the first call as I felt I had a responsibility to yourself and the board to make you aware of a potential change.  The email correspondence that the board has reflects this very accurately particularly the email when I responded back to your demand as to whether you wanted a resignation letter “now or at the end of my 2012 term” as we had discussed.

The “best practices” comments I made cover not only the items pertaining to recordkeeping and documentation of phone conversations with email follow-up, but extend into other areas as well.  I believe this will be taken up by the board at a future date.  Your statement  that no questionable business practices have occurred omit the fact that you committed company resources to draft documents and prepare filings that showed an incorrect listing of the board of Directors of First Trinity Financial Corporation when you later acknowledged to both the board and me that I was still on the board of the company.

The last item concerns the questions raised regarding your later purchase of directors offering priced stock at the original purchase price per an agreement that you had earlier made with a family member. As you have now explained to the board, this was to replenish your shares that were lost to your now ex-wife following your divorce. While I have little doubt that you may have disclosed the purchase of these shares when you ultimately bought them from the family member, my question was whether this potential futures contract was disclosed to both the Oklahoma Securities Department and your wife when it was created and during your divorce proceedings. Any agreement as well as the source of the funds used to purchase these shares should also be explained so that the board and the Oklahoma Securities Department has a clear understanding of how and when the events related to these transactions transpired. I also believe that the board should get a letter from the Oklahoma Securities Department clearing the company of any wrongdoing in this matter before it is closed.

Greg, other issues such as the reasons that you were allegedly not eligible to be the initial president due to past dealings with another insurance department as well as the accusation by an employee’s  wife of improper advances by you on a company trip have created questions in my mind that the board must not overlook.

Please add these points to those concerns that I discussed in the first part of my resignation letter.

Sincerely,

Shannon Young